SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                          For the month of October, 2001


                          TRIBAND RESOURCE CORPORATION

             (Exact name of Registrant as specified in its charter)

                                 ALBERTA, CANADA
                 (Jurisdiction of incorporation or organization)

                    659A Moberly Road, Vancouver, BC, V5Z 4N2
                    (Address of principal executive offices)


      [Indicate by check mark whether the registrant files or will file annual reports under cover Form  20-F or Form 40-F.

                            Form 20-F. .X. . . . . Form 40-F. . . . .

   [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes. .X. . . . .No . . . . .

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2b: ________________

                            TRIBAND ENTERPRISE CORP.
                     (FORMERLY TRIBAND RESOURCE CORPORATION)
                         (AN EXPLORATION STAGE COMPANY )

                        CONSOLIDATED FINANCIAL STATEMENTS
                         (EXPRESSED IN CANADIAN DOLLARS)
                      (UNAUDITED - PREPARED BY MANAGEMENT)


                                 AUGUST 31, 2001

TRIBAND  ENTERPRISE  CORP.
(AN  EXPLORATION  STAGE  COMPANY)
CONSOLIDATED  BALANCE  SHEETS
 (EXPRESSED  IN  CANADIAN  DOLLARS)
 (UNAUDITED  -  PREPARED  BY  MANAGEMENT)

====================================================================================================================

                                                                               31-Aug        31-Aug        30-Nov
                                                                                2001          2000          2000
                                                                            ------------  ------------  ------------
                                               ASSETS
Current
      Cash and equivalents                                                  $    23,640   $    73,465   $   128,622
      Accounts receivable                                                        15,705        91,283         9,986
      Prepaid expenses                                                              859        25,144        21,950
      Marketable securities                                                           -        82,802             -
                                                                            ------------  ------------  ------------

                                                                                 40,204       272,694       160,558
Capital assets (Note 3)                                                           9,167        12,945        11,483
Mineral properties (Note 4)                                                           1     1,013,571       413,538
Deferred exploration costs (Note 5)                                                   -     1,208,243       783,717
Investments                                                                      27,565       146,450        27,565

                                                                            ------------  ------------  ------------
                                                                            $    76,937   $ 2,653,903   $ 1,396,861
                                                                            ============  ============  ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
      Accounts payable and accrued liabilities                              $    85,077   $    47,782   $    38,810
      Due to affiliated company                                                   2,594         3,917         5,562

                                                                            ------------  ------------  ------------
                                                                                 87,671        51,699        44,372
                                                                            ------------  ------------  ------------
Shareholers' equity
      Capital stock (Note 7)
            Authorized
                  Unlimited number of common shares without par value
                  Unlimited number of preferred shares issuable in series
            Issued
                 2,777,293 common shares (2000 - 2,758,291 shares)            4,230,059     4,213,909     4,230,059
      Share subscriptions                                                        35,000             -             -
Deficit                                                                      (4,275,793)   (1,611,705)   (2,877,570)

                                                                            ------------  ------------  ------------
                                                                                (10,734)    2,602,204     1,352,489
                                                                            ------------  ------------  ------------

                                                                            $    76,937   $ 2,653,903   $ 1,396,861
====================================================================================================================

Nature and continuance of operations (Note 1)
Contingency (Note 11)

___________________________Director    ____________________________Director

    The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND  ENTERPRISE  CORP.
(AN  EXPLORATION  STAGE  COMPANY)
CONSOLIDATED  STATEMENTS  OF  LOSS  AND  DEFICIT

(EXPRESSED  IN  CANADIAN  DOLLARS)
(UNAUDITED  -  PREPARED  BY  MANAGEMENT)

===========================================================================================================================
                                                    Cumulative
                                                       Amounts
                                                          From
                                                    October 7,          Nine Months Ended            Three Months Ended
                                                       1994 to   ----------------------------  ----------------------------
                                                     August 31      August 31      August 31      August 31      August 31
                                                          2001           2001           2000           2001           2000
                                                  -------------  -------------  -------------  -------------  -------------
GENERAL AND ADMINISTRATIVE EXPENSES
      Amortization                                $     15,713   $      2,530   $        626   $      1,687   $        520
      Consulting fees                                  275,917         80,410         62,553         60,780         52,909
      Listing and transfer agent fees                  106,032          9,942         10,641          7,152          6,157
      Office and general                               183,484         28,963         30,355         21,529         22,660
      Professional fees                                106,351         17,413         13,057         15,787          7,557
      Property Investigation                           186,563         10,000            196         10,000            196
      Rent                                              78,776          1,318          8,831            818          5,577
      Salaries and benefits                             80,308              -              -              -              -
      Shareholder communication                        367,964          4,984         70,337          4,984         59,872
      Travel                                            67,180          5,462         30,908          3,025         24,930

                                                  -------------  -------------  -------------  -------------  -------------

Loss before the under-noted                         (1,468,288)      (161,022)      (227,504)      (125,762)      (180,378)

Interest income                                        196,077          1,868          5,800            810          5,305
Investment income                                       27,564              -              -              -              -
Gain on foreign exchange                               161,523           (720)        (8,655)           (89)        (8,711)
Loss on disposal of capital assets                      (4,186)             -              -              -              -
Write off of mineral property acquisition costs
     (Note 4)                                       (1,272,339)      (429,637)             -        (16,100)             -
Write off of deferred exploration costs (Note 5)    (1,395,150)      (806,940)       (11,246)       (23,223)       (11,246)
Write off of acquisition costs (Note 6)               (100,722)        (1,772)       (40,163)        (1,772)       (40,163)
Gain from sale of marketable securities (Note 6)       183,374              -        171,032              -        101,909
Write down of maketable securities (Note 6)           (457,197)             -        (82,672)             -        (59,961)
Write down of investment                              (146,449)             -              -              -              -
                                                  -------------  -------------  -------------  -------------  -------------

Net loss for the period                             (4,275,793)    (1,398,223)      (193,408)      (166,136)      (193,245)
Deficit, beginning of period                                 -     (2,877,570)    (1,418,297)    (4,109,657)    (1,418,460)


Deficit, end of period                             ($4,275,793)   ($4,275,793)   ($1,611,705)   ($4,275,793)   ($1,611,705)
===========================================================================================================================


Loss per share (Note 2)                                                ($0.50)        ($0.01)        ($0.06)        ($0.07)
===========================================================================================================================

Weighted average number shares outstanding                          2,777,293      2,600,789      2,777,291      2,633,888
===========================================================================================================================

            The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND  ENTERPRISE  CORP.
(AN  EXPLORATION  STAGE  COMPANY)
CONSOLIDATED  STATEMENTS  OF  CASH  FLOWS
(EXPRESSED  IN  CANADIAN  DOLLARS)
(UNAUDITED  -  PREPARED  BY  MANAGEMENT)

=================================================================================================================================
                                                               Cumulative
                                                                  Amounts
                                                                     From
                                                               October 7,         Nine Months Ended         Three Months Ended
                                                                  1994 to    --------------------------  ------------------------
                                                                August 31      August 31     August 31    August 31    August 31
                                                                     2001           2001          2000         2001         2000
                                                              -------------  -------------  -----------  -----------  -----------
CASH PROVIDED BY (APPLIED TO):

OPERATING ACTIVITIES
      Net loss for the period                                  ($4,275,793)   ($1,398,223)   ($193,408)   ($166,136)   ($193,245)
      Items net affecting cash
            Amortization                                            15,713          2,530          626        1,687          520
            Write-off of deferred exploration costs                  4,186              -            -            -            -
            Write-off of mineral properties                      1,094,863        429,637            -       16,100            -
            Write-off of deferred exploration costs              1,572,626        806,940       11,246       23,223       11,246
            Write-down of marketable securities                    374,526              -       82,672            -       59,961
            Gain on sale of marketable securities                 (100,703)             -            -            -            -
            Write down of acquisition costs                        100,722          1,772            -        1,772            -
            Write down of investments                              146,449              -            -            -            -
            Investment income                                      (27,564)             -            -            -            -
      Net change in non-cash working capital items                                                                -            -
            (Increase) decrease in accounts receivable             (15,705)        (5,719)     (89,969)      (4,479)     (74,993)
            (Increase) decrease in prepaid expenses                   (859)        21,091        6,548       19,250      (19,120)
            (Increase) decrease in marketable securities                 -              -      304,522            -      144,311
            (Increase) decrease in advances to related parties           -              -       29,327            -        1,773
            Increase (decrease) in accounts payable                 85,077         46,267       25,436       56,944        8,531
            Increase (decrease) in due to affiliated company         2,594         (2,968)       3,917       (2,206)       3,917

                                                              -------------  -------------  -----------  -----------  -----------

      Net cash provided by (applied to) operating activities    (1,023,868)       (98,673)     180,917      (53,845)     (57,099)
                                                              -------------  -------------  -----------  -----------  -----------

INVESTING ACTIVITIES
      Proceeds on sale of marketable securities                    488,027              -            -            -            -
      Capital assets acquired                                      (37,446)          (214)     (12,372)           -      (12,372)
      Proceeds from disposal of capital assets                       6,183              -            -            -            -
      Mineral properties                                          (494,864)       (16,100)    (100,284)     (16,100)     (98,363)
      Deferred exploration costs                                (1,570,429)       (23,223)     (90,667)     (23,223)     (72,011)
      Investments                                               (1,009,022)        (1,772)     (82,672)      (1,772)     (59,961)

                                                              -------------  -------------  -----------  -----------  -----------

      Net cash applied to investing activities                  (2,617,551)       (41,309)    (285,995)     (41,095)    (242,707)
                                                              -------------  -------------  -----------  -----------  -----------

FINANCING ACTIVITIES
      Issuance of capital stock, net of issuance costs           3,630,059              -      160,211            -      104,711
     Cash and equivalents, end of period                            35,000         35,000            -       35,000            -

                                                              -------------  -------------  -----------  -----------  -----------

      Net cash provided by financing activiities                 3,665,059         35,000      160,211       35,000      104,711
                                                              -------------  -------------  -----------  -----------  -----------

Increase (decrease) in cash and equivalents during the period       23,640       (104,982)      55,133      (59,940)    (195,095)
Cash and equivalents, beginning of period                                -        128,622       18,332       83,580      268,560

                                                              -------------  -------------  -----------  -----------  -----------

Cash and equivalents, end of period                           $     23,640   $     23,640   $   73,465   $   23,640   $   73,465
=================================================================================================================================

             The accompanying notes are an integral part of these consolidated financial statements.

TRIBAND  ENTERPRISE  CORP.
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
AUGUST  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================


1.   NATURE  AND  CONTINUANCE  OF  OPERATIONS

     The Company's principal business activity is the exploration and development of mineral properties.

     The Company has been in the process of exploring and developing its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for mineral properties and related deferred exploration costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete their development and upon future profitable production.

     During the year ended November 30, 2000, the Company decided to change its business focus to internet or high tech ventures and completed a filing with the Canadian Venture Exchange regarding the Company's intention to change its business (Note 6). The Company was unable to complete its change of business and decided to maintain its principal activity in the exploration and development of mineral properties.

     Effective July 9, 2001, the Company changed its name from Triband Resource Corporation to Triband Enterpriese Corp.


2.   SIGNIFICANT  ACCOUNTING  POLICIES

     USE  OF  ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates.

     PRINCIPLES  OF  CONSOLIDATION

     These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary Triband Resource US Inc. (incorporated in Nevada, U.S.A.).

     CASH  AND  CASH  EQUIVALENTS

     Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

     MARKETABLE  SECURITIES

     Marketable securities are carried at the lower of cost or quoted market value.

     FINANCIAL  INSTRUMENTS

     The Company's financial instruments consist of cash and cash equivalents, receivables, accounts payable and amounts due to an affiliated company. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

TRIBAND  ENTERPRISE  CORP.
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
AUGUST  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

2.   SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd . . .)

     MINERAL  PROPERTIES  AND  DEFERRED  EXPLORATION  COSTS

     The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or abandoned. These costs will be amortized over the estimated useful life of the related property following commencement of production, using the units of production method based on proven and probable reserves, or written off if the mineral properties are sold or abandoned.

     The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. Such amortization will be computed using the units of production method based on proven and probable reserves. All deferred costs relating to the project will be expensed in the year of abandonment or sale.

     Effective December 1, 2000, the Company has adopted the new accounting guildeline AcG-11 "Enterprises in the Development Stage" issued by the Canadian Institute of Chartered Accountants. The adoption of AcG-11 will result in a change in the Company's accounting policy relating to exploration and developments costs of mineral properties. The Company will expense mineral properties costs and exploration costs as incurred and expense previously capitalized balances as a cumulative effect of a change in accounting policy.

     COST  OF  MAINTAINING  MINERAL  PROPERTIES

     The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

     ENVIRONMENTAL  PROTECTION  AND  RECLAMATION  COSTS

     The operations of the Company have been, and may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not predictable.

     The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

     Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending upon their future economic benefits. The Company does not anticipate any material capital expenditures for environmental control facilities because it is at an early stage of exploration. Estimated future removal and site restoration costs are considered minimal.

     CAPITAL  ASSETS  AND  AMORTIZATION

     Capital assets are recorded at cost and are being amortized over their estimated useful lives using the declining balance method at rates of 20% and 30% per annum.

TRIBAND  ENTERPRISE  CORP.
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
AUGUST  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

2.   SIGNIFICANT  ACCOUNTING  POLICIES  (cont'd . . .)

     INVESTMENTS

     The Company's long-term investments are accounted for on the cost basis. The investments will be written-down to their estimated net realizable value when there is evidence of a decline in value below carried value that is other than temporary.

     CAPITAL  STOCK

     The proceeds from the exercise of stock options, warrants and escrow shares are credited to capital stock in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

     FOREIGN  EXCHANGE

     The Company's foreign subsidiaries are corporations used for holding title to mineral properties. Therefore, the functional currency of these consolidated financial statements is the Canadian dollar.

     Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction date. Carrying values of monetary assets and liabilities are adjusted at each balance sheet date to reflect exchange rates prevailing at that date. Gains and losses arising from restatement of foreign currency monetary assets and liabilities at each year end are included in earnings.

     LOSS  PER  SHARE

     Loss per share is based on the weighted average number of common shares outstanding during the period. For the nine months ended August 31, 2001 and 2000, the weighted average number of shares outstanding, after giving effect of the roll-back retroactively, were 2777,293 and 2,600,789 respectively.

     Fully diluted earnings per share consider the dilutive impact of the conversion of outstanding stock options and warrants as if the events had occurred at the beginning of the period. For all the periods presented, this calculation proved to be anti-dilutive.

     STOCK-BASED  COMPENSATION

     The Company grants stock options as described in Note 7. No compensation expense is recognized when stock options are granted.

     INCOME  TAXES

     Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

TRIBAND  ENTERPRISE  CORP.
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
AUGUST  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

3.  CAPITAL  ASSETS

                                                            Net Book
                                                             Value
                                           Accumulated   ---------------
                                  Cost    Depreciation    2001    2000
                                 -------  -------------  ------  -------
 Office furniture and            $ 6,234  $       2,520  $3,714  $ 3,156
  equipment
 Computer equipment               10,051          4,598   5,453    9,789

                                 -------  -------------  ------  -------
                                 $16,285  $       7,118  $9,167  $12,945
========================================================================

4     MINERAL  PROPERTIES

The Company has entered into the following agreements to acquire interests in various mineral claims:

================================================================================
                                                             2001        2000
--------------------------------------------------------------------------------

 Standard  Creek  Property,  British
 Columbia
                 A  100%  interest  by  issuing 3,000,000  $      -   $  632,326
                 common shares, at a deemed value of $600,000 (the deemed value of the shares was their quoted market market price on the Alberta Stock Exchange on the of of acquisition), and incurring acquisition related costs of $32,036. The claims are subject to a 3 1/2% net smelter returns royalty and a 10% net proceeds of production royalty.

 Staked  Claims,  Nevada,  U.S.A.
            A 100% interest in certain calims by staking          1      381,245
                                                           ---------  ----------


                                                           $      1   $1,013,571
================================================================================

     FUTURE  MINERAL  PROPERTY  PAYMENTS

     a) The Company is required to pay annual filing fees totalling US$19,100 to renew the licenses on its Nevada claims.

     b) On certain of its Nevada claims, the Company is required to pay or incur the following to earn its 100% interest:

          i) Pay a purchase price of US$2,000,000, upon exercise of the option;
          ii) Make advance net smelter returns royalty payments of US$25,000 on July 8, 2001 and on July 8 of each of the following eighteen years;
          iii) Incur expenditures totalling US$150,000 by July 9, 2000. Subsequently, the work commitment obligation will increase by $50,000 each year until the Company commences commercial production; and

TRIBAND  ENTERPRISE  CORP.
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
AUGUST  31,  2001
(Unaudited  -  Prepared  by  Management)
================================================================================

4.   MINERAL  PROPERTIES  (cont'd  )

     FUTURE  MINERAL  PROPERTY  PAYMENTS  (cont'd  )

          iv) Make advance net smelter returns royalty payments of US$5,000 on May 14, 2001, 2002 and 2003 and $10,000 on May 14 of each of the following fifteen years.

     TITLE  TO  MINERAL  PROPERTIES

     Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of may mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties are in good standing.

5.   DEFERRED  EXPLORATION  COSTS

     During the Nine months ended August 31, 2001 deferred exploration costs were incurred as follows:

=============================================================================
                                            Nevada      2001        2000
                                          ----------  ----------  -----------
Balance, beginning of period              $ 783,717   $ 783,717   $1,128,822
                                          ----------  ----------  -----------
Expenditures incurred during the period
   Assaying and sample preparation                -           -       11,908
   Field expenditures and others              2,354       2,354        4,369
   Geological consultants                    20,243      20,243       61,290
      Report preparation and mapping              -           -           22
   Travel                                       626         626       13,078

                                          ----------  ----------  -----------

                                             23,223      23,223       90,667
 Written-off during the period             (806,940)   (806,940)     (11,246)
                                          ----------  ----------  -----------

                                           (783,717)   (783,717)      79,421
                                          ----------  ----------  -----------

    Balance, end of period                $       -   $       -   $1,208,243
=============================================================================

TRIBAND  ENTERPRISE  CORP.
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
AUGUST  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

     During the nine months ended August 31, 2000 deferred exploration costs were incurred as follows:

==========================================================================
                                          British
                                          Columbia    Nevada      2000
--------------------------------------------------------------------------
 Balance, beginning of period             $422,682   $706,140   $1,128,822
                                          ---------  ---------  ----------
 Expenditures incurred during the period
   Assaying and sample preparation               -     11,908       11,908
   Field expenditures and others               290      4,079        4,369
   Geological consultants                        -     61,290       61,290
   Report preparation and mapping                -         22           22
   Travel                                        -     13,078       13,078

                                          ---------  ---------  ----------

                                               290     90,377       90,667
 Written-off during the period                        (11,246)    (11,246)
                                          ---------  ---------  ----------

                                               290     79,131       79,421
                                          ---------  ---------  ----------

 Balance, end of period                   $422,972   $785,271   $1,208,243
==========================================================================

6.   INVESTMENTS

     INDICO  TECHNOLOGIES  CORPORATION

     In September 1998, the Company acquired 704,225 units in Indico Technologies Corporation ("Indico"), a publicly listed company, for $761,850. Each unit consisted of one common share and one share purchase warrant to acquire an additional share for US$1.42 expiring on September 11, 2000. During the year ended November 30, 1999, the Company reclassified this investment to marketable securities in current assets, and wrote down the shares by $374,526 to their market value of $387,324. During the year ended November 30, 2000, the shares were sold for proceeds of $488,027, resulting in a net gain on sale of $100,703.

     PURESOURSE,  INC.

     During the year ended November 30, 1999, the Company acquired 240,000 common shares of Puresource, Inc. ("Puresource"), a private company incorporated in the State of Washington, United States for $146,450. The investment is accounted for using the cost basis.

     Effective August 19, 1999, Puresource sold all of its assets to Clearant, Inc. ("Clearant"), a private company incorporated in the State of California, USA. As consideration, Puresource was issued 3,000,000 shares of Clearant with a fair value of $2,837,650 (US$1,900,000) or $0.95 (US$0.63) per share determined by an independent valuation at date of closing and promissory notes convertible into common shares at the discretion of Clearant totalling $1,642,850 (US$1,100,000).

     Upon completion of the sale, the shareholders of Puresource resolved to wind up the corporation. In October 2000, the Company received a distribution of assets from Puresource consisting of 29,015 Clearant shares. The distribution of assets by Puresource to its shareholders is considered a non-monetary non-reciprocal transfer and is accounted for on the basis of the recorded value of the resources transferred. As such, the 29,015 Clearant shares are recorded by the Company at $0.95 per share for a total value of $27,564. If, as and when Puresource distributes further assets to its owners prior to dissolution, the transfer will be accounted for on the same basis

TRIBAND  ENTERPRISE  CORP.
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
AUGUST  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

6.   INVESTMENTS  (Cont'd.)

     Concurrently, the investment in shares of Puresource has been written down by $146,449 to a nominal value of $1. The balance of the investment will be written-off in the financial statements at the date of formal wind up and dissolution of the corporation.

     EFINANCIAL  TRAINING.COM  INC.

     On May 2, 2000, the Company entered into a letter of intent with eFinancial Training.com Inc. ("eFinancial") and the sole shareholder of eFinancial, pursuant to which the Company agreed to acquire all of the issued and outstanding shares of eFinancial for a purchase price of $1,575,000 to be payable by 3,500,000 performance escrow common shares of the Company. Concurrent with the acquisition, the Company announced its intention to proceed with a private placement of 1,800,000 units at the price of $0.45 per unit.

     VIA  VIE  TECHNOLOGIES  INC.

     On January 27, 2001, the Company entered into an agreement with Via Vis Technologies Inc. ("Viavis") and its principal shareholders whereby the Company has agreed, among other things, to acquire all of the issed and outstanding shares of Viavis in exchange of 41,500,000 common shares of Triband.

     The Company subsequently determined not to proceed with the acquisition of both eFinancial and Viavis due to certain difficulties. Consequently, all costs relating to these acquisitions were written-off to operations.

7.  CAPITAL  STOCK

======================================================================================
                                                                 Number
                                                               of Shares      Amount
                                                              ------------  ----------
 Authorized
    Unlimited number of common shares without par value
    Unlimited number of preferred shares, issuable in series

 Common shares issued
    As at November 30, 1999                                    12,893,007   $4,053,698
       For cash - exercise of options                             898,450      160,211
       For cash - exercise of warrants                             95,000       16,150

                                                              ------------  ----------
    As at November 30, 2000                                    13,886,457    4,230,059
        Roll-back 5 for 1                                     (11,109,164)

                                                              ------------  ----------

    As at August 31, 2001                                       2,777,293   $4,230,059
============================================================  ============  ==========

     Effective August 22, 2001, the Company decided to consolidate its share capital on a five for one basis.

TRIBAND  ENTERPRISE  CORP.
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
AUGUST  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

7.   CAPITAL  STOCK  (Cont'd  .)

     STOCK  OPTIONS

     The  Company,  in  accordance  with  the  policies  of the Canadian Venture
     Exchange, is authorized to grant options to directors, employees and consultants, to acquire up to 10% of issued and outstanding common stock. The exercise price of each option equals the average market price of the Company's stock as calculated over the ten trading days preceding the date of grant. The options can be granted for a maximum term of 5 years.

     The following incentive stock options and share purchase warrants were outstanding at August 31, 2001:

==============================================
            Number     Exercise
          of Shares      Price     Expiry Date
          ----------  -----------  -----------
OPTIONS:
              100,000   $    0.15  11-Sep-2001
               25,000        0.15   8-May-2002
               25,000        0.24  10-Jun-2003
               35,000        0.45  10-Jun-2003
              125,000        0.15  10-Jun-2003
              200,000        0.24  10-Feb-2005
              200,000        0.31  10-Feb-2005
              515,000        0.52   5-Apr-2005

WARRANTS:
              440,000       0.179  29-Sep-2001
             ========  ==========  ===========

8.   RELATED  PARTY  TRANSACTIONS

     These consolidated financial statements include transactions with related parties as follows:

     a) The Company paid $10,897 (2000 - $Nil) to directors or companies controlled by directors for geological services which have been capitalized to mineral properties or expensed as property investigation costs.

     b) The Company paid $55,000 (2000 - $87,400) in consulting fees to directors of the Company.

     Amounts due to or from affiliated companies are non-interest bearing, with no fixed terms of repayment.

TRIBAND  ENTERPRISE  CORP.
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
AUGUST  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

9.   INCOME  TAXES

     The tax effects of temporary differences that give rise to significant components of future income tax assets and liabilities are as follows:

=====================================================================
                                       Year Ended       Year Ended
                                      Nov. 30, 2000    Nov. 30, 1999
-----------------------------------  ---------------  ---------------
Future income tax:
  Capital assets                     $        9,100   $        7,000
  Mineral properties                        492,000           15,000
  Deferred exploration costs                348,000          150,300
  Issuance costs                             21,000           41,000
  Losses available for future periods       507,800          384,000
                                     ---------------  ---------------

                                          1,377,900          597,300
Valuation allowance                      (1,377,900)        (597,300)
                                     ---------------  ---------------

                                     $            -   $            -
=====================================================================

     Subject to certain restrictions, the Company has operating losses of approximately $1,048,000 available to reduce Canadian taxable income of future years. Unless utilized, these losses will expire through 2007. In addition, the Company has exploration and development expenditures of approximately $2,700,000 available to reduce Canadian taxable income of future years.

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES

     These financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material respects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities and Exchange Commission.

     STOCK  BASED  COMPENSATION

     The United States Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock Based Compensation", which became effective for fiscal years beginning after December 15, 1995. This statement requires the Company to establish a fair market value based method of accounting for stock based compensation plans. Canadian generally accepted accounting principles do not require the reporting of any stock based compensation expense in the Company's financial statements.

TRIBAND  ENTERPRISE  CORP.
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
AUGUST  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     STOCK  BASED  COMPENSATION  (cont'd  )

     For compliance with United States generally accepted accounting principles, the company uses the Black Scholes Option Pricing Model to determine the fair value of incentive stock options at the grant date. As at August 31, 2001, compensation expense totalling $704,826 has been incurred. In determining the fair value of these incentive stock options, the following assumptions were used:

====================================================================
                                                    2001      2000
--------------------------------------------------------------------
Risk free interest rate                                  -     5.00%
Expected life                                            -   5 years
Expected volatility                                      -      155%
Expected dividends                                       -        -
====================================================================

     The following is a summary of the status of stock options outstanding at August 31, 2001:

=====================================================================
                           Outstanding  Options   Exercisable Options
                         -----------------------  -------------------
                             Weighted
                              Average   Weighted             Weighted
                            Remaining    Average              Average
Range of                  Contractual   Exercise             Exercise
Exercise Prices  Number  Life (Years)      Price    Number      Price
---------------  ------  ------------  ---------  ---------  --------
$     0.15       250,000         1.47  $    0.15   250,000  $    0.15
      0.24 0.31  425,000         3.87       0.27   425,000       0.27
      0.45 0.52  550,000         3.98       0.52   550,000       0.52
=====================================================================

Following is a summary of the stock based compensation plan during 2001 and 2000:

TRIBAND  ENTERPRISE  CORP.
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
AUGUST  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     STOCK  BASED  COMPENSATION  (cont'd  )

============================================================================================
                                                                                   Weighted
                                                                                    Average
                                                                        Number     Exercise
                                                                       of Shares     Price
                                                                      -----------  ---------

Outstanding and exercisable at December 1, 1999                        1,208,450   $    0.19
     Granted                                                             915,000        0.41
     Exercised                                                          (898,450)       0.17
     Forfeited                                                                 -           -
                                                                      -----------

Outstanding and exercisable at November 30, 2000 and August 31, 2001   1,225,000   $    0.36
                                                                      -----------  ---------

Weighted average fair value of options granted during 2000                 $    0.36
============================================================================================

     INCOME  TAXES

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109"). SFAS No. 109 requires a company to recognize deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the tax rates in effect in the years when the temporary differences are expected to reverse.

     MINERAL  PROPERTIES

     Under Canadian generally accepted accounting principles, the mineral properties, including prospecting and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties. Under United States generally accepted accounting principles, exploration and prospecting costs are charged to expense as incurred, as are development costs for projects not yet determined by management to be commercially feasible. Expenditures for mine development are capitalized when the properties are determined to have commercially mineable deposits but are not yet producing at a commercial level. Prior to commencing commercial production, revenue relating to development ore, net of mining costs associated with its production, is offset against mine development costs. Mine development costs incurred to access reserves on producing mines are also capitalized. Capitalisation of all exploration, development and acquisition costs commences once the Company identifies commercially mineable deposits that relate to specific properties.

TRIBAND  ENTERPRISE  CORP.
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
AUGUST  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd . .)

     MINERAL  PROPERTIES  (cont'd . .)

     Under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121"), management of a company is required to review the net carrying value of each property on a regular basis. Estimated future net cash flows from each property are calculated using estimates of commercially mineable deposits. Reductions in the carrying value of each property would be recorded to the extent that the Company's carrying value in each property exceeds its estimate of future discounted net cash flows. Currently, SFAS 121 is not applicable as the Company has no commercially mineable deposits.


     TRADING  SECURITIES  AND  AVAILABLE-FOR-SALE  SECURITIES

     Under Canadian generally accepted accounting principles, marketable securities are recorded at the lower of cost or quoted market value. Long-term investments are recorded at cost and only written down when there is evidence of a decline in value below carried value that is other than temporary. Holding gains are never recognized.

     Under Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS No. 115"), unrealized holding gains and losses for marketable securities are included in earnings. Unrealized holding gains and losses for long-term investments are excluded from earnings and reported as a net amount in a separate component of shareholders' equity until realized.

     The fair value of the Company's investment in Indico Technologies Corporation ("Indico") (Note 6) at November 30, 1998 was $718,310, resulting in a $43,540 unrealized holding loss. Under SFAS No. 115, this loss is reported as a separate component of shareholders' equity at November 30, 1998. During the year ended November 30, 1999, this investment was reclassified as marketable securities. At November 30, 1999 the fair value was $387,324, resulting in a $374,526 unrealized holding loss, which, under both SFAS No. 115 and Canadian generally accepted accounting principles, was included in earnings.

     COMPREHENSIVE  INCOME

     SFAS No. 130, "Reporting Comprehensive Income", addresses standards for the reporting and display of comprehensive income and its components.

     Comprehensive income includes net income and other comprehensive income. Other comprehensive income represents revenues, expenses, gains and losses that are excluded from net income under generally accepted accounting principles.

     For the Nine months ended August 31, 2001 and 2000, there were no other items of comprehensive income.

TRIBAND  ENTERPRISE  CORP.
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
AUGUST  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd . .)

     RECENT  ACCOUNTING  PRONOUNCEMENTS

     In June 1998, SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" was issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. In June 1999, the FASB issued SFAS 137 to defer the effective date of SFAS 133 to fiscal quarters of fiscal years beginning after June 15, 1999. In June 2000, the FASB issued Statement of Financial Accounting Standard No. 138 which is a significant amendment to SFAS 133. The Company does not anticipate that the adoption of the statement will have a significant impact on its financial statements.

     In April 1998, the American Institute of Certified Public Accountant's issued Statement of Position 98-5 "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. The adoption of this statement has had no significant effect on the Company's financial statements.

     The impact of the above differences between Canadian and United States generally accepted accounting principles on loss for the period would be as follows:


======================================================================================================
                                                                Cumulative
                                                                   Amounts
                                                               from Oct 7,      Nine Months Ended
                                                                  1994  to       August 31, 2001
                                                               August  31,  --------------------------
                                                                       2001       2001         2000
--------------------------------------------------------------  ------------  ------------  ----------
Loss for the period as reported                                 ($4,275,793)  ($1,398,223)  ($193,408)
 Less:   Compensation expense on granting of stock options         (704,826)            -    (122,220)
         Acquisition of mineral properties                               (1)            -    (100,284)
         Deferred exploration costs                                       -             -     (90,667)
 Add:    Write-off of mineral properties and deferred costs
         under Canadian generally accepted accounting
         principles                                                       -             -      11,246
                                                                ------------  ------------  ----------

Loss for the period in accordance with United  States
   generally accounting principles                              ($4,980,620)  ($1,398,223)  ($495,333)

Primary loss per share in accordance with US  generally
   accepted accounting principal                                                   ($0.50)     ($0.19)
======================================================================================================

TRIBAND  ENTERPRISE  CORP.
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
AUGUST  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd  )

     The impact of the above difference between Canadian and United States generally accepted accounting principles on the deficit, as reported, is as follows:

=========================================================================================
                                                                   2001          2000
-------------------------------------------------------------  ------------  ------------
 Deficit as reported                                           ($4,275,793)  ($1,611,705)
                                                               ------------  ------------

 Cumulated compensation expense                                   (704,826)     (350,622)
 Mineral property acquisition costs expensed under
       United States generally accepted accounting principles           (1)   (1,013,571)
 Deferred exploration costs expensed under United States
       generally accepted accounting principles                          -    (1,208,243)


                                                                  (704,827)   (2,572,436)
                                                               ------------  ------------
 Deficit in accordance with United States generally
       accepted accounting principles                          ($4,980,620)  ($4,184,141)
=========================================================================================

     The impact of the above difference between Canadian and United States generally accepted accounting principles on the statement of changes in shareholders' equity, as reported, is as follows:

TRIBAND  ENTERPRISE  CORP.
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
AUGUST  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd . .)

=======================================================================================================
                                           Capital Stock         Unrealized        Deficit
                                      -----------------------       Holding    Accumulated
                                         Number      Loss on    Exploration     During the
                                       of Shares      Amount     Investment          Stage     Total
                                      ------------  ----------  ------------  ------------  -----------
 Shareholders' equity as reported
   November 30, 2000                   13,886,457   $4,230,059  $          -  ($2,877,570)  $1,352,489

 Mineral property acquisition costs
   expensed under United States
   generally accepted accounting
   principles                                   -            -             -     (413,538)    (413,538)

 Deferred exploration costs expensed
   under United States generally
   accepted accounting principles               -            -             -     (783,717)    (783,717)

 Compensation expense on granting
   of stock options                             -      704,826             -     (704,826)           -
                                      ------------  ----------  ------------  ------------  -----------

                                       13,886,457   $4,934,885  $          -  ($4,779,651)  $  155,234
                                      ============  ==========  ============  ============  ===========

 Shareholders' equity as reported
   August 31, 2001                     13,886,457   $4,230,059  $          -  ($4,275,793)    ($45,734)

 Mineral property acquisition costs
   expensed under United States
   generally accepted accounting
   principles                                   -            -             -           (1)          (1)

 Deferred exploration costs expensed
   under United States generally
   accepted accounting principles               -            -             -            -            -

 Compensation expense on granting
   of stock options                             -      704,826             -     (704,826)           -

 Roll-back 5 for 1                    (11,109,166)           -             -            -            -
                                      ------------  ----------  ------------  ------------  -----------

                                        2,777,291   $4,934,885  $          -  ($4,980,620)    ($45,735)
                                      ============  ==========  ============  ============  ===========

TRIBAND  ENTERPRISE  CORP.
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
AUGUST  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

10.  UNITED  STATES  GENERALLY  ACCEPTED  ACCOUNTING  PRINCIPLES  (cont'd . .)

     EARNINGS  PER  SHARE  (EPS)

     SFAS No. 128 "Earnings Per Share", is effective for financial statements issued for periods ending after December 15, 1997. SFAS No. 128 simplifies the computation of earnings per share by replacing the presentation of primary earnings per share with a presentation of basic earnings per share, as defined. The statement requires dual presentation of basic and diluted earnings per share by entities with complex capital structures. Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of shares outstanding for the period. Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.

The following loss per share information results under United States GAAP:

=====================================================================================================
                                                                                 2001         2000
                                                                             ------------  ----------
 Net loss for the period under United States GAAP                            ($1,398,223)  ($495,333)
===========================================================================  ============  ==========

 Weighted average number of shares outstanding
       under United States GAAP (adjusted for roll-back)                       2,777,293   2,600,789
===========================================================================  ============  ==========

 Basic loss per share                                                             ($0.50)     ($0.19)
===========================================================================  ============  ==========

     Diluted EPS has not been disclosed as the effect of the exercise of the Company's outstanding options and warrants would be anti-dilutive.

11.  CONTINGENCY

     ENVIRONMENTAL  REGULATIONS

     All phases of the Company's operations are subject to environmental regulations. Environmental legislation, in the countries in which the Company is currently performing exploration work, is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened degree of responsibilities for companies and their officers, directors, and employees. Although presently, compliance with such laws is not a significant factor in the Company's operations, there is no assurance that future changes in environmental regulations, if any, will not adversely affect the Company's operations.

TRIBAND  ENTERPRISE  CORP.
(An  Exploration  Stage  Company)
NOTES  TO  THE  CONSOLIDATED  FINANCIAL  STATEMENTS
(Expressed  in  Canadian  Dollars)
AUGUST  31,  2001
(Unaudited  -  Prepared  by  Management)

================================================================================

12.  SUPPLEMENTAL  DISCLOSURES  WITH  RESPECT  TO  THE  STATEMENTS OF CASH FLOWS

==========================================================================
                                    Cumulative
                                       Amounts
                                          From
                                   October  7,     Nine  months  Ended
                                      1994  to       February  28,
                                  February 28,  --------------------------
                                          2001      2001           2000
                                  ------------  ------------  ------------

CASH PAID DURING THE PERIOD FOR:
  Interest                        $          -  $          -   $         -
  Income taxes                               -             -             -

     Since inception of the exploration stage, the Company has issued a total of 3,053,500 common shares (prior to roll-back of 5 for 1) for non-cash consideration as follows:

     ================================================================
              Number
     Period  of Shares   Amount   Consideration
     ----------------------------------------------------------------

       1999     53,500  $      -      Finder's fee
       1996  3,000,000   600,000      Acquisition of mineral property
     ================================================================

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


     TRIBAND  RESOURCE  CORPORATION


     By  "Gary  Freeman",  President
          (Signature)*



     Date:  July 10th, 2001.



*  Print the name and title of the signing officer under his/her signature.